

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2022

Liang Zhao
Chief Executive Officer
Zhanling International Limited
Unit 305-306, 3/F, New East Ocean Centre
No. 9 Science Museum Road
Tsim Sha Tsui, Hong Kong 999077

   Re: Zhanling International Limited
    Form 10-KT for the Transition Period ended December 31, 2021
    Filed March 31, 2022
    File No. 000-54301

Dear Mr. Zhao:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Energy & Transportation